  Exhibit 99.1

PRESS RELEASE

AUGUST 12, 2019 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES RECORD 2019 SECOND QUARTER RESULTS

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) has released its results for the second quarter ended June 30, 2019 (all figures in U.S. dollars).

SECOND QUARTER HIGHLIGHTS

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Record attributable gold equivalent ounces sold1 of 16,356 ounces (Q2 2018: 14,465 ounces);

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Record revenue of $21.5 million (Q2 2018: $18.9 million);

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Cash flows from operating activities, excluding changes in non-cash working capital1 of $13.8 million (Q2 2018: $12.3 million);

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Average cash cost per attributable gold equivalent ounce1 of $301 resulting in cash operating margins1 of $1,013 per ounce (Q2 2018: $296 per ounce and $1,013 per ounce respectively);

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Net income of $2.4 million (Q2 2018: $0.7 million);

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Normal Course Issuer Bid: Under Sandstorm’s normal course issuer bid, the Company purchased and cancelled approximately 2.5 million shares during the second quarter of 2019;

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Other notable events:

o
In April 2019, the Company announced that it had entered into a $42.5 million financing package with Americas Silver Corporation which includes a $25 million precious metals stream and NSR royalty on the Relief Canyon gold project in Nevada, USA, a $10 million convertible debenture and a $7.5 million private placement. Under the terms of the precious metals stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period, after which, the Company will purchase 4% of the gold and silver produced from the Relief Canyon project for ongoing per ounce cash payments equal to 30% - 65% of the spot price of gold or silver. In addition, Sandstorm will also receive a 1.4% - 2.8% NSR royalty on the area surrounding the Relief Canyon mine. For more information on this acquisition, see Sandstorm’s press release dated April 3rd, 2019.

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o
In June 2019, the Company sold approximately $17 million of its non-core equity investments, representing a continuation of the Company’s strategy to monetize non-core assets. Proceeds from the sale were largely used to pay down debt drawn on the Company’s revolving credit facility.

OUTLOOK

Based on the Company’s existing royalties, attributable gold equivalent ounces sold for 2019 is forecasted to be between 63,000 and 70,000 ounces. The Company is forecasting attributable gold equivalent production of over 140,000 ounces in 2023.

FINANCIAL RESULTS

Sandstorm’s revenue during the second quarter of 2019 was a record for the company. Revenue was $2.6 million higher than in the second quarter of 2018, driven by a 13% increase in attributable gold equivalent ounces sold.

Net income was higher when compared to the same period in 2018 partly due to a $1.9 million increase on the gains recognized on the revaluation of the Company’s investments; whereby a gain of $1.4 million was recognized during the second quarter of 2019 largely driven by the change in fair value of the Americas Silver convertible debenture. The increase in net income was partially offset by a $0.6 million increase in finance expense related to the Company drawing on its revolving credit facility during the second quarter of 2019.

STREAMS & ROYALTIES: Q2 UPDATES

Of the gold equivalent ounces sold by Sandstorm during the second quarter of 2019, approximately 29% were attributable to mines located in Canada, 16% from the rest of North America, 36% from South America and 19% from other countries.

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	THREE MONTHS ENDED JUNE 30, 2019
	Revenue	Gold Equivalent
	(in millions)	Ounces
Canada	$6.30	4,790
North America excl. Canada	$3.40	2,579
South America	$7.70	5,887
Other	$4.10	3,100
Total	$21.50	16,356

Canada

Streams and royalties on Canadian mines contributed 4,790 of the attributable gold equivalent ounces sold during the second quarter of 2019, a 16% increase compared to the second quarter of 2018. The change is primarily due to increases in gold equivalent ounces sold from the Ming mine in Newfoundland and the Bachelor Lake mine in Québec. The increases were partially offset by decreases in gold equivalent ounces sold from the Black Fox mine in Ontario and in royalty revenue from the Bracemac-McLeod mine in Québec.

North America Excluding Canada

The attributable gold equivalent ounces sold from operations located within North America, but outside of Canada, decreased by 24% compared to the second quarter in 2018. The changes were driven primarily by decreases in gold equivalent ounces sold from the Santa Elena mine in Mexico and in royalty revenue from the San Andres mine in Honduras.

South America

Operations in South America contributed 68% more gold equivalent ounces when compared to the second quarter of 2018. The change was driven by the addition of gold equivalent ounces from the Cerro Moro mine in Argentina. In April 2019, Sandstorm received its first silver delivery from the Cerro Moro mine. This delivery, which amounted to 300,000 silver ounces, represented the maximum quarterly amount under the stream agreement.

TSX: SSL	NYSE.AMERICAN: SAND

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AURIZONA ROYALTY

Equinox Gold Corp. announced that the Aurizona Gold mine in Brazil reached commercial production on July 1, 2019. Production from Aurizona in 2019 is expected to be between 75,000 - 90,000 ounces of gold. In July 2019, Sandstorm received its first royalty payment from the Aurizona mine.

For more information refer to www.equinoxgold.com and see the press releases dated July 2, 2019 and August 1, 2019. Sandstorm has a 3.0% - 5.0% sliding scale NSR royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3.0% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4.0% NSR. In addition, Sandstorm holds a 2.0% NSR royalty on the Aurizona Greenfields property, a package of exploration ground adjacent to the Aurizona project.

Other

Streams and royalties on mines in other countries contributed 10% less gold equivalent ounces sold when compared to the second quarter of 2018. The change is primarily due to a decrease in gold equivalent ounces sold from the Karma mine in Burkina Faso. This decrease is largely related to the timing of sales.

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KARMA STREAM

Endeavour Mining (“Endeavour”) has provided guidance that the Karma mine is expected to have stronger performance in the second half of the year due to the stacked oxide ore from the Kao North pit. Karma is on track to meeting the 2019 production guidance of 105,000 - 115,000 ounces of gold.

An exploration program at Karma totaling approximately 27,000 metres is planned for 2019, focusing on the extension of the North Kao deposit and along strike and northern plunge extension of the Yabonsgo deposit.

For more information refer to www.endeavourmining.com and see the press release dated August 1, 2019. Sandstorm has a gold stream agreement to purchase 25,000 ounces of gold over five years and 1.625% of the gold produced thereafter from the Karma project. Sandstorm will make ongoing payments of 20% of the spot price of gold for each ounce purchased from Endeavour.

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WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Tuesday, August 13, 2019 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 201 389 0899
North American Toll-Free: (+1) 877 407 0312
Conference ID: 13692951
Webcast URL: https://bit.ly/334xXoK

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including average cash cost per attributable gold equivalent ounce, average realized gold price per attributable ounce, cash operating margin, and cash flows from operating activities excluding changes in non-cash working capital. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. Average realized gold price per attributable ounce is calculated by dividing the Company’s revenue by the number of attributable gold equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized selling price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company’s royalty and other commodity stream revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity stream revenue for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

QP QualifiedPerson
Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM FORGAARD
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

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ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 187 royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

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Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2018 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 21, 2019 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

TSX: SSL	NYSE.AMERICAN: SAND